Brocade to Acquire McData Information and Answers for Alliance Partners August 8, 2006 Filed by Brocade Communications Systems, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: McData Corporation Commission File No.: 000-31257

Agenda Acquisition Announcement What This Means for You Questions and Answers How to Get More Information

Transaction Overview and Timeline August, 8 2006 Brocade announces intent to acquire McData Process from August, 8 2006 until deal closure Companies operate separately and compete as they have been No interaction between sales teams allowed Integration planning (not implementation) will begin by a small team Process after deal closure Brocade will be the future company Integration implementation (structure, products, etc.) will begin

"The combined company is committed to continuous enhancement of our OEM and partner relationships. Partners will benefit from a more streamlined operation and qualification processes, more robust go to market programs, a faster pace of innovation, and higher levels of support and service to drive greater customer satisfaction." - Michael Klayko, CEO Brocade A Note from the CEO

Benefits to Alliance Partners Increased investment in differentiated solutions to jointly develop new markets Higher levels of support and service Stronger partner and strong counter balance to other competitors

Timing of the Acquisition and Implications Before deal closing After deal closing Nothing changes, we compete with McData and all other competitors No changes to go-to-market model We sell our products, sell our vision Remain focused on partner and customer satisfaction We compete with all competitors Maintain existing go-to-market model Accelerate and amplify customer and partner benefits Deliver new roadmap

What You Should Communicate to Your Team Brocade and McData must operate as independent entities until the deal closes There will be no integration of any kind until this happens There is no change to your existing relationship with Brocade Engage with your Brocade alliance representative to learn more The latest information on the acquisition will be posted on www.brocade.com Continue to have confidence in Brocade products and solutions

Thank You

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC Brocade plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction and Brocade and McData plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McData, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McData through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McData by contacting Investors Relations at (408) 567-5815 or investor_relations@mcdata.com Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com. McData and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McData's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from McData by contacting McData at Investors Relations at (408) 567-5815 or investor_relations@mcdata.com